U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Blutt                    Mitchell                       J.
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   (Last)                           (First)             (Middle)
J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Fisher Scientific International, Inc. ("FSH")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

March 2000
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5.   If Amendment, Date of Original (Month/Year)

April 7, 2000
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                          6.
                                                        4.                              5.             Owner-
                                                        Securities Acquired (A) or      Amount of      ship
                                      3.                Disposed of (D)                 Securities     Form:     7.
                                      Transaction       (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                     2.               Code              ------------------------------- Owned at End   (D) or    Indirect
1.                   Transaction      (Instr. 8)                 (A)                    of Month       Indirect  Beneficial
Title of Security    Date             ------------      Amount   or      Price          (Instr. 3     (I)       Ownership
(Instr. 3)           (mm/dd/yy)       Code   V                   (D)                    and 4)        (Instr.4) (Instr. 4)
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


Non Voting
Common Stock           N/A             N/A               N/A      N/A      N/A           4,035,290     I           (FN 2)
                                                                                           (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount    ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number    ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)    (D)   cisable  Date     Title   Shares    5)       4)        4)       4)
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
                                                                                Non
                                                                                Voting
Nonvoting Common                                                                Common
Stock Warrants       $48.25   N/A      N/A       N/A     N/A   1/21/98  1/21/08 Stock   332,045            332,045   I       (FN 2)
                                                                                         (FN 1)             (FN 1)
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


Explanation of Responses:


(1) Reflects a 5 for 1 stock split that was effected on April 19, 1998.

(2) As of the date of the initial filing, Chase Equity Associates, L.P. ("CEA, LP") was the record owner of the shares. Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Equity Associates, LLC ("CEA, LLC") became the successor to CEA, LP, and (ii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of Chase Capital Partners ("CCP"), became the managing member of CEA, LLC. CCP was the sole member of Consolidating, and pursuant to a master advisory agreement with Consolidating, the manager, by delegation, of CEA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CEA, LP. The internal reorganization changed CEA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders. As of March 13, 2000, CEA, LLC reverted to a limited partnership form of organization, Consolidating was dissolved and the sole stockholder of Consolidating became the sole limited partner of CEA, LP. CCP was the general partner and manager of CEA, LP. Dr. Blutt was a general partner of CCP. As a result of internal reorganizations and name changes effective as of the first week of January 2001, CCP became a limited partnership known as JPMP Master Fund Manager, L.P. and all but one of its general partners, including the Reporting Person, became limited partners of the partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners or of the ultimate security holders of the renamed entities. Dr. Blutt disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.



/s/  Mitchell J. Blutt                                      03/11/02
---------------------------------------------            -----------------------
     Mithcell J. Blutt                                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.